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                                October 14, 2005


Ms. Linda Cvrkel, Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

Re:      ERF Wireless, Inc. (the "Company" or "ERF")
         Amendment 2 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 Filed April 15, 2005
         File No. 000-27467
         Amendment 2 to Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 Filed August 15, 2005
         File No. 000-27467


Dear Ms. Cvrkel:

     Please be advised the Company filed its Amendment No. 2 to Form 10-KSB/A for the fiscal year ended December 31, 2004, and Amendment No. 2 to Form 10-QSB/A for the quarter ended June 30, 2005. The following are our responses to your comment letter dated September 21, 2005. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
                ------------------------------------------------

MD&A
----

     1. ERF confirms that we will be expanding our critical accounting policies to address the following areas pointed out by the Commission, utilizing Financial Reporting Policy 60 and Proposed Rule 33-8098, in its future filings beginning with Form 10-QSB for the period September 30, 2005:

          >> Types of assumptions underlying the most significant and subjective estimates;
          >> Sensitivity of those estimates to deviations of actual results from management's assumptions; and
          >> Circumstances that have resulted in revised assumptions in the past.

          Additionally, ERF confirms that we will be including a discussion of long-lived assets within our critical accounting policies and estimates section beginning in the same filing period referenced immediately above.


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Note 1 - Basis of Presentation
------------------------------

- Nature of the Company, page 23
--------------------------------

     2. ERF further amended its 10-KSB under Note 1 to the Financial Statements under the heading "Nature of the Company" to revise its disclosure to address the key considerations for reverse acquisition accounting as outlined in paragraph 17 of SFAS No. 141, including relative voting rights of the combined entity, the composition of the governing body and the composition of senior management of the new entity.

Basic Loss Per Share
--------------------

     3. ERF amended its 10-KSB under Note 1 to the Financial Statements under the heading "Basic Loss Per Share" to reflect the recalculated EPS on the face of the financial statements of operations as a correction of an error and marked the 2004 column on the statement of operations as "Restated." Accordingly, our independent auditors also updated and referred to the restated amount and related note in their audit report. Further, ERF updated the last paragraph of the Basic Loss Per Share section of Note 1 to present the appropriate accounting treatment of earnings per share after a reverse acquisition, similar to the language we previously provided in our response to Comment No. 12 of the Commission's August 17, 2005, Comment Letter.

Note 2. Change of Control
-------------------------

     4. ERF amended its 10-KSB under Note 2 to also state that the acquisition of both the common and preferred shares gave STJV a voting majority and therefore there was a change of control of the Company.

Note 3. Debt Conversion
-----------------------

     5. ERF has further amended Note 3 to the Financial Statements to clarify that the appropriate accounting treatment related to the timing of recognizing a deemed dividend for the beneficial conversion feature of preferred stock is at the time that advances are received against the Debt Conversion and Funding Agreement rather than at the time that the Series A Convertible Preferred Shares are issued. The Company, in determining such accounting treatment, has relied on Issue 4, paragraph 16 of EITF 00-27: Application of Issue No. 98-5 to Certain Convertible Instruments.

          For additional information regarding this subject, the Company offers the following:

          >> The Company incorrectly calculated the beneficial conversion charge for the three month periods consisting of October 1, 2004, through December 31, 2004; January 1, 2005, through March 31, 2005; and April 1, 2005, through June 30, 2005, in that the Company used the market price on the last day of each respective period end rather than the market prices on the respective dates that the advances were made during each such period. Specifically, the Company previously indicated to the Commission that the beneficial conversion calculations for the period ending December 31, 2004; March 31, 2005; and June 30, 2005 were $41,956,496, $35,014,882 and $57,790,194, respectively; using period-end market prices of $4.30, $3.99 and $4.00 per share. The Company determined that these beneficial conversion charges were


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               incorrect and accordingly recalculated such charges using the market prices on the dates of each respective advance during such periods rather than the dates that the Series A Preferred shares were deemed to be issued at each respective period end. Accordingly, correct beneficial conversion charges for periods ending December 31, 2004, March 31, 2005, and June 30, 2005, were $66,396,692, $35,944,563 and $55,930,195, respectively.
          >> Given that the deemed dividend related to the beneficial conversion feature of preferred stock is limited to the value of funds received against such convertible instruments, the actual amounts recorded on the Company's financial statements for such beneficial conversion charges were correct in all periods reported despite the Company having incorrectly calculated the beneficial conversion charges using quarter end market prices rather than the actual market prices on the date of the advances.
          >> Accordingly, the Company's financial statements accurately present the deemed dividend related to the beneficial conversion feature of preferred stock in all periods presented and the Company has revised its disclosure in Note 3 to the Financial Statements to specify its accounting treatment for recording a deemed dividend related to the beneficial conversion feature of preferred stock.

Note 5. Capital Stock
---------------------

     6. The reverse merger with Fleetclean Systems Inc. was consummated with several steps: (i) On May 15, 2004, STJV (Cubley family interests) acquired from Fleetclean Systems Inc. 1,000,000 shares of Series A Convertible Preferred Stock for $290,700; (ii) On May 28, 2004; STJV purchased 143,800 (post-split) shares of common stock from the founder and CEO of Fleetclean Systems Inc.; (iii) On September 20, 2004, the Company completed a 1 for 75 reverse stock split, domicile change from Texas to Nevada and a name change from Fleetclean Systems Inc. to ERF Wireless Inc.; and (iv) On September 30, 2004, ERF Wireless Inc. acquired Eagle R.F. Wireless Inc. (accounting acquirer) for 1,000,000 shares of common stock.

          In accordance with SEC Practice Application of Reverse Purchase Accounting paragraph 4 "Historical stockholders' equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of the acquirer. In the absence of nominal issuances, earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company."

          Accordingly, STJV (representing Cubley family interests) owned 1,000,000 shares of Series A preferred stock and 143,800 shares of common stock of the combined entities that, when combined with Dr. H. Dean Cubley and the three other shareholders of Eagle R. F. International Inc.'s 1,000,000 shares of common stock obtained in the acquisition, controlled 50.46% voting control of the Company; therefore, STJV and the Cubley family interests have been retroactively restated to December 31, 2002. We have accounted for the transaction as a reverse acquisition and previously referred to EITF 90-13: Accounting for Simultaneous Common Control Mergers in our prior response No. 15 because we believed it supported our treatment of our four-step acquisition discussed in paragraph 1 as one single transaction. Furthermore, if we did show the 1,000,000 shares of Series A preferred stock as a May 2004 transaction, our Statement of Cash Flows would be incorrect since ERF Wireless Inc. did not receive any proceeds from this transaction.


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                 FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
                 -----------------------------------------------

Note 12. Subsequent Events
--------------------------

     7. ERF revised its disclosure in Note 12 to include the disclosures outlined in paragraphs 51 and 52 of SFAS 141, to the extent practicable, as the acquisition of Skyvue occurred after the balance sheet date but prior to the issuance of the financial statements.

                          FORM 8-K DATED AUGUST 8, 2005
                          -----------------------------

     8. ERF filed a Form 8-K/A on October 12, 2005, that includes the information under Item 1.01 - Entry into a Material Definitive Agreement concerning the entry into a material agreement on August 8, 2005, AND under Item 2.01 - Completion of Acquisition or Disposition of Assets as it related to the closing on the acquisition of assets from Skyvue USA East Central Texas Inc. on August 12, 2005. Since both events occurred within four business days of each other, we elected to report both items in the amended Form 8-K.

Other
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     9.   ERF inadvertently omitted including a statement in writing acknowledging its responsibilities in connection with providing responses to the Commissions comments. Accordingly, the Company herewith with this filing acknowledges that:

          >> the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
          >> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          >> the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    /s/ R. Greg Smith
                                    ERF Wireless, Inc.
                                    R. Greg Smith
                                    Chief Executive and Chief Financial Officer



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